EXHIBIT 99.1

Just Energy Provides Update on the Strategic Review and COVID-19

TORONTO, April 09, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) today provided a business update relating to the impact of the COVID-19 pandemic on its business, which it has been closely monitoring and assessing. The Company has taken a number of steps to ensure the health and safety of its employees, customers and communities, including suspending door-to-door selling, in-store retail partnerships and all business travel, as well as requiring employees to work from their homes unless required for business continuity.

Just Energy also provided an update on its previously announced strategic review process, which has taken into account the impact of COVID-19 on the Company and the markets more generally. Since the commencement of the strategic review on June 6, 2019, the Company has taken a number of actions to improve and optimize the Company’s business and refine its geographic footprint, including the sale of its U.K. operations, Irish business and certain other assets.  The Company also cut approximately $60 million in costs in fiscal 2020, net of costs associated with severance and the strategic review process. The Company is no longer in active discussions regarding a specific transaction at this time, but is continuing to explore and evaluate alternatives under the strategic review process, including additional cost reduction and optimization strategies, improving efficiencies and eliminating redundancies, sales of certain assets, improvements to liquidity and leverage, refinancings and the sale of the entire business. Such efforts are being pursued with the goal of strengthening the Company’s financial foundation for the long-term benefit of Just Energy and its stakeholders as the Company continues to face and respond to the realities of the COVID-19 pandemic.

The Company does not intend to comment further with respect to the strategic review unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with the requirements of applicable securities laws. The Company cautions that there is no assurance that a transaction will result from the strategic review.

About Just Energy Group Inc.
Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including, but not limited to, statements and information regarding the impact of COVID-19 pandemic on the Company’s business and the strategic review process, the ability of the Company to implement any additional cost reductions or optimization strategies, improve efficiencies, eliminate redundancies, sell assets or the entire business, improve liquidity or leverage or refinance its existing debt, and the impact of any such actions on the Company’s financial foundation. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated, and the Company undertakes no obligation to update or revise any forward-looking statement. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business and sales including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the ability of the Company to extend its credit facility, the results of strategic review process, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
Phone: 713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: 617-982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.